

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

<u>Via Facsimile</u>
Thomas Lee
Chief Financial Officer
Uni Core Holdings Corp.
Room 2602, Bank of America Tower
12 Harbour Road
Central, Hong Kong

> **Re: Uni Core Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010; and**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed October 7, 2010 and May 13, 2011, respectively**
> **File No. 0-30430**

Dear Mr. Lee:

We issued comments to you on the above captioned filing(s) on September 29, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 21, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 21, 2011 we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 if you have questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director